Exhibit 1.01
Conflict Minerals Report

I. Introduction

This Conflict Minerals Report for Internet Initiative Japan Inc. (“IIJ,” “we,” or “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1 to December 31, 2013.

IIJ sells telecommunication equipment, including routers and LAN cables. The products are not manufactured by IIJ, but are contracted to be manufactured by IIJ. IIJ has determined that tantalum, tin, gold and tungsten, all of which are conflict minerals, are necessary to the functionality or production of products contracted by IIJ to be manufactured.

For the reporting period from January 1 to December 31, 2013, IIJ has conducted due diligence on the source and chain of custody of such necessary conflict minerals. However, the result of such due diligence was that we were not able to obtain adequate information from our supply chain to be able to make any determination as to the source of such conflict minerals and, therefore, we have determined that the products for which conflict minerals are necessary to the functionality or production are DRC conflict undeterminable.

II. Due Diligence

A. Design of Due Diligence
Our conflict minerals due diligence measures have been designed to conform with the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (the “OECD Guidance”), an internationally recognized due diligence framework. The OECD Guidance calls for diligence measures to (i) establish strong company management systems, (ii) identify and assess risk in the supply chain, (iii) design and implement a strategy to respond to identified risks, (iv) carry out independent third-party audit of supply chain due diligence at identified points in the supply chain, and (v) report on supply chain due diligence.

B. Due diligence measures performed for the period January 1 to December 31, 2013

For the reporting period from January 1 to December 31, 2013, we have implemented several measures in accordance with the OECD Guidance.
(i)	Establish strong company management systems:
	a.	We held explanatory meetings to provide our company policy on conflict minerals to our suppliers.
	b.	We assigned our Compliance Department to conduct a supply-chain survey with our direct suppliers.
	c.	We reported to the CEO, the COO, and the CFO regarding the necessity of conducting a survey of suppliers and filing a report on Form SD.
(ii)	Identify and assess risk in the supply chain:
	a.	We identified the products we contracted to be manufactured by suppliers and determined that there were five suppliers who were contracted by IIJ to manufacture such products.
b.
We distributed a survey based on the Electronics Industry Citizenship Coalition / Global e-Sustainability Initiative (“EICC/GeSI”) Conflict Minerals Reporting Template to all of those suppliers to identify the smelters and refiners who may have contributed refined conflict minerals to products contracted to be manufactured by IIJ and collected the results from all of them.

C. Due diligence measures performed after December 31, 2013
The due diligence process discussed above is an ongoing process. Since IIJ contracts for products to be manufactured that are DRC conflict undeterminable, after December 31, 2013, IIJ has taken or will take the following steps to mitigate the risk that its necessary conflict minerals benefit armed groups, as defined in Form SD under 17 CFR 249b.400, and to improve its due diligence.
(i)	Establish strong company management systems:
	a.	We communicated to our suppliers our company policy on conflict minerals through a letter issued by our COO.
b.
We provided our company policy on conflict minerals on our company website both in Japanese (http://www.iij.ad.jp/ir/faq/about/index.html) and in English (http://www.iij.ad.jp/en/ir/faq/about/index.html).

	c.	We structured our internal management system so as to assign and empower the Compliance Department to exercise and support supply chain due diligence.
(ii)	Identify and assess risk in the supply chain:
	a.	We strengthened company engagement with suppliers by inquiring about the survey results.

b.
We conducted an assessment of our risk of using conflict minerals by contracting production to our suppliers. The assessment consisted of analyzing the survey results from our suppliers and checking their governance structures.

	c.	We will continue to communicate with suppliers with the goal of determining whether products contracted to be manufactured by IIJ include conflict minerals originating in DRC or an adjoining country.
(iii)	Design and implement a strategy to respond to identified risks:
a.
We reported to our Board of Directors i) the procedures and results of our RCOI, ii) the measures and results of our due diligence, and iii) the steps we have taken to mitigate the risk that our necessary conflict minerals benefit armed groups and to improve our due diligence.

b.
We have established a company-level grievance mechanism as an early-warning risk-awareness system by providing an email address where suppliers may send messages concerning issues on conflict minerals.

(v)	Report on supply chain due diligence:
a.
Our Disclosure Committee has verified and approved the submission of Form SD and the Conflict Minerals Disclosure Report for the reporting period from January 1 to December 31, 2013 to the United States Securities and Exchange Commission (SEC).

b.
We decided to annually conduct a supply-chain survey with direct suppliers using the EICC/GeSI Conflict Minerals Reporting Template, and have also decided to report the results to our Board of Directors before submitting Form SD and the Conflict Minerals Disclosure Report to the SEC.

	c.	We will continue to publicly report our policies and improvements on our due diligence by submitting Form SD and the Conflict Minerals Disclosure Report to the SEC.

D. Independent Audit
IIJ is not required to obtain an independent private sector audit of this Conflict Minerals Report for the year ended December 31, 2013 because IIJ’s relevant products are identified to be DRC conflict undeterminable following the due diligence process discussed above.

III. Product Description

IIJ contracts for products to be manufactured that have not been found to be DRC conflict free, as defined in Form SD under 17 CFR 249b.400. The following is a description of such products:

i. Routers
ii. LAN Cables
We were not able to obtain sufficient information to identify the facilities used to process the necessary conflict minerals in these products or the country of origin of such necessary conflict minerals. Our efforts to determine the mine or location of origin of the conflict minerals in its products include the due diligence procedures described in Section II of this Report.